Contact

mhgleason@gmail.com

www.linkedin.com/in/
maryellengleason (LinkedIn)

Top Skills

Board Leadership

Startups

Resiliency

Certifications

Foundations of Venture Capital
Certificate

Kellogg Women Corporate Director
Development Program

Board Strategy Consulting Certificate

Maryellen Gleason

Board Director | Advisor to Leaders Seeking Growth and Next-level
Impact | Business Development Connector | Enterprise Operator
Los Angeles Metropolitan Area

Summary

C-suite executive, corporate director, and consultant with
multidisciplinary corporate and nonprofit transformational
management expertise. People-centric, respectful, and persuasive
leader, at ease working within multi-stakeholder environments and
with highly constrained resources. Motivational powerhouse with
a record of success visualizing, planning, impelling buy-in, and
executing impactful solutions based on mission-driven goals.

My current focus is on early-stage company success at Sensate, Inc.
where as Board Chair I bring the perspective of having reported to a
board six times as CEO/ED and served in several board officer and
committee chair roles throughout my career. I also bring access to
my global network of contacts from membership in YPO.

In addition to board service, I advise clients on growth strategies
in philanthropic fundraising via annual giving, special campaigns,
and capital projects. I partner with my clients to plan and execute
feasibility and growth studies where I bring a persuasive touch as a
top-producing sales professional and fearless nonprofit fundraiser.

Extensive strategic planning experience in three organizations
leading to increased revenue and institutional impact. Work with
clients to wed institutional goals with technology solutions with
experience in CRM platforms leading to expansions and growth,
including Salesforce, CharityEngine, and Tessitura.

Lifelong learner with certificates from Columbia University in Early
Stage Company Finance and governance training from BoardSource
and Kellogg Women Corporate Director Development Program.

Reach out to me here on LinkedIn to connect.

_____

Experience

Align Philanthropy
Principal of Maryellen Gleason & Associates, LLC (incorporated 2017)
2013 - Present (11 years)
Greater Los Angeles

Over ten years of hands-on Interim CEO, Chief Revenue Officer, Executive Director, and revenue growth consulting services to companies in transition.

Interim leadership roles:

• Pathlight, Inc. Interim Advancement Leader (2024 - present)
• Interim Executive Director, Pacific Pride Foundation via Interim Executive Solutions, (2024)
• Interim Campaign Director, Pomona College (2023)
• Business Advisor for CHANGE LAB®, a startup edtech company revolutionizing nonprofit education
• Campaign Consultant, National Alliance on Mental Illness, Boston, MA (2022 – 2023)
• Nonprofit Strategy Consultant, Milken Institute/Chan Zuckerberg Initiative Rare as One, Santa Monica, CA (2020 – 2023)
• Interim Managing Director, A Noise Within Theatre, Pasadena, CA (2022 – 2023)
• Interim Director of Development, A Noise Within Theatre, Pasadena, CA (2021 – 2022)
• Interim President & CEO, Solve ME/CFS Initiative, Inc., Los Angeles, California (2019 – 2021)
• Interim Director of Development, Solve ME/CFS, Los Angeles, California (2019 – 2019)
• Interim Director of Development, Pasadena Playhouse, Pasadena, CA (2018 – 2019)
• Interim Chief Development Officer, USC Pacific Asia Museum, Pasadena, CA (2014 – 2015)
• Interim Executive Director (Arts Consulting Group), SBCO, Santa Barbara, CA (2013 – 2014)

Sensate
Board Chair
November 2022 - Present (1 year 6 months)
Los Angeles Metropolitan Area

I serve as the first Independent Board Director and Chair of Sensate, a DTC wellness technology company whose mission is to bring stress response and well-being to all people. Using powerful methods and groundbreaking technology, the company offers patented stress-regulation hardware and software applications for the consumer market. Sensate was previously known as Bioself, LTD, a UK-based company. While I am chair, I perform board secretary roles in reporting, cap table, ISO/NSO, IP agreements, and governance strategy.

Milwaukee Symphony Orchestra
President
2010 - 2012 (2 years)

My expertise leveraging nonprofit operating, foundation, endowment, and pension trust boards as part of overall philanthropy fundraising and nonprofit capitalization strategies paved the way to financial success as the Milwaukee Symphony Orchestra leader. During my tenure, we developed a five-year institutional plan based on achieving orchestra success on all levels: artistic, financial, and community engagement. I developed tracking tools, a KPI/ dashboard, and reporting protocols to overcome cash flow challenges and eliminate all debt.
• I impelled an annual campaign growth of 33% by leading a task force to engage trustees in active fundraising cultivation and solicitation.
• Additionally, during my term we introduced the initiative of engaging donors in multi-year committed blended annual fund and endowment giving.

The Phoenix Symphony
President & CEO
2002 - 2010 (8 years)
Phoenix, Arizona, United States

I transitioned my career from tech sales to performing arts fundraising to take the helm of this organization of 64 musicians, 35 staff, chorus master, and conducting staff who were facing decades of challenges. I forged a path to growth and stability by consulting with industry leaders from the Cleveland Orchestra and Boston Pops to strategize long- and short-range plans and balanced budgets while striving to eliminate all debt.
• Under my Presidency, the Orchestra formed a Board of Overseers and added a Board Foundation and Functional Development Committee.
• I leveraged board relationships to secure a $4MM corporate partnership with a major corporate sponsor for the Phoenix Symphony's gala, programming, commissions, and World Music Festival.

CenturyLink

Director of Sales and Service
1992 - 2002 (10 years)

My success in closing $500MM+ in sales during my tenure positioned me as a top performing "rainmaker" for this digital services provider later acquired by CenturyLink (now Lumen Technologies.)

Regional Global Accounts Director: Post the AZ and UT merger, I was promoted to lead a Global Enterprise Network Accounts Team with clients such as LDS Church, Mayo Clinic, Safeway, Motorola, Convergys, PetSmart.

Director of Sales and Service: I received this promotion to lead a team of 116 sales, engineering, and service reps in Phoenix and Tucson with $260MM P&L in billing services and $30MM in equipment for a total of almost $300MM P&L.

Strategic Account Manager: As Arizona's Account Team Lead, I liaised with the State to leverage buying power to build a regulated services infrastructure in rural Arizona, resulting in $75MM+ in contracts.

Verizon
Executive Director, GTE North Classic Senior PGA Tour Golf Tournament
1988 - 1991 (3 years)

As Tournament Director led startup of a $2m weeklong event, including three rounds of tournament play televised on ESPN. 1,200 volunteers and staff of seven. Responsible for nonprofit administration and event operations including course rental and safety, sponsorship sales with GTE, Cadillac, Pepsi, Merrill Lynch, Lily Endowment, Rily, IPL, and Indianapolis Motor Speedway to name a few. Voted "favorite tournament" by PGA Tour players. Events featured golf legends such as Armold Palmer, Gary Player, Lee Trevino, and Chi Chi Rodriguez.

Education

Northwestern University - Kellogg School of Management
MBA, Business Administration and Management, General · (1999 - June 2001)

Harvard University
Bachelor of Liberal Arts, cum laude

Wellesley High School